FORM 6-K

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For the month of August 2010

Commission File Number: 000-50859

TOP SHIPS INC.

(Translation of registrant's name into English)

1 VAS. SOFIAS & MEG.

ALEXANDROU STREET

151 24, MAROUSSI

ATHENS, GREECE

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F [ X ]     Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ________.

Note: Regulation S-T Rule 101(b)(1) only permits the submission in paper of a Form 6-K if submitted solely to provide an attached annual report to security holders.

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ________.

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant's “home country”), or under the rules of the home country exchange on which the registrant's securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant's security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

INFORMATION CONTAINED IN THIS FORM 6-K REPORT

Attached to this report on Form 6-K as Exhibit 99.1 is the press release of TOP Ships Inc. (the “Company”) dated August 5, 2010:  TOP Ships Reports Second Quarter and First Half 2010 Financial Results.

This Report on Form 6-K, except for the comments of Mr. Evangelos J. Pistiolis, is hereby incorporated by reference into the Company's Registration Statement on Form F-3 (Registration No. 333-160412) filed with Securities and Exchange Commission (the "Commission") on July 2, 2009, as amended, and declared effective on August 13, 2009, and into the Company's Registration Statement on Form F-3 (Registration No. 333-161022) filed with the Commission on August 4, 2009, as amended, and declared effective on August 31, 2009.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TOP Ships, Inc.
(Registrant)

Dated: August 5, 2010	By: /s/Evangelos J. Pistiolis
Evangelos J. Pistiolis
Chief Executive Officer

Exhibit 99.1

TOP SHIPS REPORTS SECOND QUARTER AND FIRST HALF 2010 FINANCIAL RESULTS

ATHENS, GREECE (August 5, 2010) … TOP Ships Inc. (NasdaqGS:TOPS) today announced its financial results for the second quarter and first half of 2010.

For the three months ended June 30, 2010, the Company reported:

-

Net loss of $1.8 million or $0.06 per share.

-

Operating income of $4.1 million.

-

Revenues of $21.8 million.

For the six months ended June 30, 2010, the Company reported:

-

Net loss of $0.9 million or $0.03 per share.

-

Operating income of $9.5 million.

-

Revenues of $44.9 million.

Evangelos J. Pistiolis, President and Chief Executive Officer of TOP Ships Inc., commented:

We are pleased to report a positive operating income for the second quarter and the first six months of 2010, which is a result of our committed charter portfolio. Net profit would have been marginally positive for the second quarter and $1.8 million for the first six months of 2010, respectively, before drydocking costs.

We are also pleased to report that we expect to complete an agreement with DVB Bank to restructure the bridge loan, which was due to be repaid on July 30, 2010. We expect that the agreement will involve a partial repayment and new maturity date. We believe that our relationship with DVB Bank remains excellent.

The visibility of our cash flows has been further enhanced following our entry into a 3-year time charter contract for the M/V Cyclades with a well-established charterer at a daily rate of $20,000. The charter will commence upon redelivery of the vessel from its present charterer.

The following indicators serve to highlight the operational performance of the Company’s current fleet during the three-month and six-month periods ended June 30, 2009 and 2010:

CURRENT FLEET FIGURES
	Three Months Ended June 30,		Six Months Ended June 30,
	2009	2010	2009	2010
Total number of vessels	12	13	12	13
Total calendar days for fleet (1)	1,040	1,183	1,767	2,353
Total available days for fleet (2)	1,013	1,151	1,703	2,303
Total operating days for fleet (3)	995	1,149	1,674	2,301
Fleet utilization (4)	98.21%	99.82%	98.33%	99.88%

(1) We define calendar days as the total days the vessels were in our possession for the relevant period. Calendar days are an indicator of the size of our fleet over the relevant period and affect both the amount of revenues and expenses that we record during that period.

(2) We define available days as the number of calendar days less the aggregate number of days that our vessels are off-hire due to scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades or special surveys and the aggregate amount of time that we spend positioning our vessels. Companies in the shipping industry generally use available days to measure the number of days in a period during which vessels should be capable of generating revenues. We determined to use available days as a performance metric for the first time in the second quarter and first half of 2009. We have determined to adjust the calculation method of utilization to include available days in order to be comparable with shipping companies that calculate utilization using operating days divided by available days.

(3) We define operating days as the number of available days in a period less the aggregate number of days that our vessels are off-hire due to unforeseen circumstances. The shipping industry uses operating days to measure the aggregate number of days in a period during which the vessels actually generate revenues.

(4) We calculate fleet utilization by dividing the number of operating days during a period by the number of available days during that period. The shipping industry uses fleet utilization to measure a company’s efficiency in finding suitable employment for its vessels and minimizing the number of days that its vessels are off-hire for reasons other than scheduled repairs or scheduled guarantee inspections in the case of newbuildings, vessel upgrades, special or intermediate surveys and vessel positioning. We used a new calculation method for fleet utilization for the first time in the second quarter and first half of 2009. In all prior filings and reports, utilization was calculated by dividing operating days by calendar days. We have determined to adjust the calculation method in order to be comparable with most shipping companies, which calculate utilization using operating days divided by available days.

The following table presents the Company’s current fleet and employment profile:

	Dwt	Year Built	Charter Type	Expiry	Daily Base Rate	Profit Sharing Above Base Rate
Eight Tanker Vessels
Dauntless	46,168	1999	Time Charter	Q1/2012	$10,500	50%
Ioannis P	46,346	2003	Time Charter	Q4/2010	$18,000	100% first $1,000 + 50% thereafter
Miss Marilena	50,000	2009	Bareboat Charter	Q1-2/2019	$14,400	None
Lichtenstein	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Ionian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	None
Tyrrhenian Wave	50,000	2009	Bareboat Charter	Q1-2/2016	$14,300A	None
Britto	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None
Hongbo	50,000	2009	Bareboat Charter	Q1-2/2019	$14,550	None

Total Tanker dwt	392,514

Five Drybulk Vessels
Cyclades Subsequent charter	75,681	2000	Time Charter Time Charter	Q2/2011 Q2/2014	$54,250 $20,000	None
Amalfi	45,526	2000	Time Charter	Q4/2011-Q1/2012	$14,000	None
Papillon (ex Voc Gallant)	51,200	2002	Bareboat Charter	Q1-3/2012	$24,000	None
Pepito	75,928	2001	Time Charter	Q1-2/2013	$41,000	None
Astrale	75,933	2000	Time Charter	Q3-4/2011	$18,000	None

Total Drybulk dwt	324,268

TOTAL DWT	716,782

A. On January 11, 2010 we announced that we had received from the bareboat charterer of the M/T Ionian Wave and the M/T Tyrrhenian Wave, a reduced charter hire rate of $10,000 per day, rather than the $14,300 per day on a bareboat basis that is set forth in the charter agreement.  We have been examining this unilateral reduction and intend to take all necessary steps to recover the amounts owed since the said charterer is considered to be in breach of the charter.

Outstanding Indebtedness

As of June 30, 2010, we had total indebtedness under senior secured and unsecured credit facilities with our lenders of $383.9 million (excluding unamortized deferred financing fees of $4.1 million) with maturity dates from 2010 through 2019.

We expect to complete an agreement with DVB Bank in relation to restructuring the DVB bridge loan which was due to be repaid on July 30, 2010.

As of June 30, 2010, we had no non-restricted cash.

Loan Covenants and Discussions with Banks

As of June 30, 2010, we were in breach of loan covenants relating to Earnings Before Interest, Taxes, Depreciation and Amortization (EBITDA), overall cash position (minimum liquidity covenants), adjusted net worth, net asset value and asset cover with certain banks. As a result of these covenant breaches with certain banks, we have classified all of our debt and financial instruments as current. The amount of long-term debt and financial instruments that have been reclassified and presented together with current liabilities amounts to $333.7 million and $10.3 million, respectively.

We have been in discussions with all of our banks in relation to these covenant breaches as well as covenant breaches previously waived, for which waiver periods expired as of the end of the first quarter.

We have obtained waivers from Emporiki Bank for all covenant breaches until June 30, 2011.

Conference Call and Webcast

TOP Ships’ management team will host a conference call on Thursday, August 5, 2010, at 11:00 a.m. EDT to discuss the Company’s financial results.

Conference Call details:

Participants should dial into the call 10 minutes before the scheduled time using the following numbers: 1(866) 819-7111 (from the US), 0(800) 953-0329 (from the UK), or (+44) (0) 1452 542 301 (from outside the US). Please quote "TOP Ships".

A replay of the conference call will be available until August 12, 2010. The United States replay number is 1(866) 247-4222; from the UK 0(800) 953-1533; the standard international replay number is (+44) (0) 1452 550 000 and the access code required for the replay is: 39394642#.

Audio webcast:

There will also be a simultaneous live webcast over the Internet, through the TOP Ships Inc. website (www.topships.org) under “Investor Relations”. Participants to the live webcast should register on the website approximately 10 minutes prior to the start of the webcast.

About TOP Ships Inc.

TOP Ships Inc., formerly known as TOP Tankers Inc., is an international provider of worldwide seaborne crude oil and petroleum products and drybulk transportation services. The Company operates a combined tanker and drybulk fleet as follows:

■

A fleet of eight double-hull Handymax tankers and an average age of 3.3 years with a total carrying capacity of approximately 0.4 million dwt, of which 76%, in terms of dwt, are sister ships. Two of the Company's Handymaxes are on time charter contracts with an average term of 11 months with both of the time charters including profit sharing agreements above their base rates. Six of the Company’s Handymax tankers are fixed on a bareboat charter basis with an average term of 7.7 years.

■

A fleet of five drybulk vessels with a total carrying capacity of approximately 0.3 million dwt and an average age of 9.3 years, of which 47%, in terms of dwt, are sister ships. All of the Company's drybulk vessels have fixed rate employment contracts for an average period of 24 months.

Forward-Looking Statements

Matters discussed in this press release may constitute forward-looking statements. The Private Securities Litigation Reform Act of 1995 provides safe harbor protections for forward-looking statements in order to encourage companies to provide prospective information about their business. Forward-looking statements include statements concerning plans, objectives, goals, strategies, future events or performance, and underlying assumptions and other statements, which are other than statements of historical facts.

The Company desires to take advantage of the safe harbor provisions of the Private Securities Litigation Reform Act of 1995 and is including this cautionary statement in connection with this safe harbor legislation. The words "believe," "anticipate," "intends," "estimate," "forecast," "project," "plan," "potential," "may," "should," "expect" "pending" and similar expressions identify forward-looking statements. The forward-looking statements in this press release are based upon various assumptions, many of which are based, in turn, upon further assumptions, including without limitation, our management's examination of historical operating trends, data contained in our records and other data available from third parties. Although we believe that these assumptions were reasonable when made, because these assumptions are inherently subject to significant uncertainties and contingencies which are difficult or impossible to predict and are beyond our control, we cannot assure you that we will achieve or accomplish these expectations, beliefs or projections.

In addition to these important factors, other important factors that, in our view, could cause actual results to differ materially from those discussed in the forward-looking statements include the strength of world economies and currencies, general market conditions, including fluctuations in charter rates and vessel values, failure of a seller to deliver one or more vessels or of a buyer to accept delivery of one or more vessels, inability to procure acquisition financing, default by one or more charterers of our ships, changes in the demand for crude oil and petroleum products, changes in demand for dry bulk shipping capacity, changes in our operating expenses, including bunker prices, drydocking and insurance costs, the market for our vessels, availability of financing and refinancing, changes in governmental rules and regulations or actions taken by regulatory authorities, potential liability from pending or future litigation, general domestic and international political conditions, potential disruption of shipping routes due to accidents or political events, vessels breakdowns and instances of off-hires and other factors. Please see our filings with the Securities and Exchange Commission for a more complete discussion of these and other risks and uncertainties.

Contacts:

Investor Relations / Media: Ramnique Grewal Vice President Capital Link, Inc. 230 Park Avenue, Suite 1536 New York, N.Y. 10169 Tel.: (212) 661-7566 Fax: (212) 661-7526 E-Mail: topships@capitallink.com	Company: Alexandros Tsirikos Chief Financial Officer TOP Ships Inc. 1, Vassilissis Sofias Str. & Meg. Alexandrou Str. 151 24, Maroussi, Greece Tel: +30 210 812 8180 Email: atsirikos@topships.org

TABLES FOLLOW

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF OPERATIONS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	Three Months Ended		Six Months Ended
	June 30,		June 30,
	2009	2010	2009	2010

	(Unaudited)	(Unaudited)	(Unaudited)	(Unaudited)
REVENUES:

Revenues	$28,636	$21,803	$58,429	$44,944

EXPENSES:

Voyage expenses	1,435	434	2,585	801
Charter hire expense	5,019	-	10,806	-
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(6,942)	-	(7,750)	-
Lease termination expense	15,385	-	15,385	-
Vessel operating expenses	9,506	2,864	18,159	6,107
Dry-docking costs	2,939	1,809	4,202	2,669
Vessel Depreciation	7,969	8,157	14,309	16,313
General and administrative expenses	4,827	4,459	9,878	9,513

Operating (loss) income	(11,502)	4,080	(9,145)	9,541

OTHER INCOME (EXPENSES):

Interest and finance costs	(3,493)	(3,475)	(5,764)	(6,652)
(Loss) / gain on financial instruments	(941)	(2,412)	264	(3,811)
Interest income	19	33	208	65
Other, net	(32)	-	(142)	(33)

Total other expenses, net	(4,447)	(5,854)	(5,434)	(10,431)

Net Loss	$(15,949)	$(1,774)	$(14,579)	$(890)

Loss per share, basic and diluted	$(0.58)	$(0.06)	$(0.53)	$(0.03)

Weighted average common shares outstanding, basic and diluted	27,476,436	30,654,530	27,509,700	30,654,061

TOP SHIPS INC.

CONSOLIDATED CONDENSED BALANCE SHEETS (UNAUDITED)
(Expressed in thousands of U.S. Dollars - except for share and per share data)

	December 31,	June 30,
	2009	2010

ASSETS	(Unaudited)	(Unaudited)

CASH AND CASH EQUIVALENTS	$-	$-
VESSELS, NET	642,953	626,640
RESTRICTED CASH	22,244	22,442
OTHER ASSETS	9,952	8,105
Total assets	$675,149	$657,187

LIABILITIES AND STOCKHOLDERS' EQUITY

FINANCIAL INSTRUMENTS	13,803	14,754
DEBT	399,087	379,772
OTHER LIABILITIES	15,063	15,609

Total current liabilities	427,953	410,135

COMMITMENTS AND CONTINGENCIES

STOCKHOLDERS' EQUITY	247,196	247,052

Total liabilities and stockholders' equity	$675,149	$657,187

TOP SHIPS INC.

CONSOLIDATED CONDENSED STATEMENTS OF CASH FLOWS (UNAUDITED)
(Expressed in thousands of U.S. Dollars)

	Six Months Ended
	June 30,
	2009	2010

	(Unaudited)	(Unaudited)
Cash Flows (used in) provided by Operating Activities:

Net loss	$(14,579)	$(890)
Adjustments to reconcile net loss to net cash
(used in) provided by operating activities:
Depreciation and amortization of deferred financing costs	15,351	17,911
Translation gain of foreign currency denominated loan	-	(326)
Stock-based compensation expense	1,035	746
Change in fair value of financial instruments	(2,145)	951
Amortization of deferred gain on sale and leaseback of vessels and write-off of seller's credit	(7,750)	-
Amortization of fair value below market time charter	(3,911)	-
Loss on sale of other fixed assets	93	33
Provision for Doubtful Accounts	412	-
Change in operating assets and liabilities	810	724

Net Cash (used in) provided by Operating Activities	(10,684)	19,149

Cash Flows (used in) provided by Investing Activities:

Advances for vessels acquisitions / under construction	(19,573)	-
Vessel acquisitions and improvements	(102,102)	-
Insurance claims recoveries	151	1,310
Increase in restricted cash	-	(198)
Decrease in restricted cash	29,733	-
Net proceeds from sale of other fixed assets	197	244
Acquisition of other fixed assets	(399)	(314)

Net Cash (used in) provided by Investing Activities	(91,993)	1,042

Cash Flows provided by (used in) Financing Activities:

Proceeds from long-term debt	92,660
Payments of long-term debt	(30,144)	(20,074)
Financial instrument termination payments	(5,000)
Payment of common stock issuance costs	(62)	(25)
Repurchase and cancellation of common stock	(732)
Payment of financing costs	(287)	(92)

Net Cash provided by (used in) Financing Activities	56,435	(20,191)

Net (decrease) increase in cash and cash equivalents	(46,242)	-

Cash and cash equivalents at beginning of period	46,242	-

Cash and cash equivalents at end of period	$-	$-